UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

August 31, 2012

Commission File Number: 000-30354

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated August 31, 2012 relating to the voluntary announcement of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Wong Wai Kay, Ricky
Name: Wong Wai Kay, Ricky Title: Executive Director and Chairman

Dated: August 31, 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITY TELECOM (H.K.) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

VOLUNTARY ANNOUNCEMENT

This announcement is made by City Telecom (H.K.) Limited (the “Company” and together with its subsidiaries, the “Group”) on a voluntary basis in order to provide shareholders with further information on its proposed treasury activities.

As disclosed in the announcement of the Company dated 30 May 2012, completion of the disposal of its telecommunication business took place on that day. Thereafter, in late June 2012, the special dividend of approximately HK$2,022.54 million was made to shareholders. Following payment of the special dividend, the remainder of the sale proceeds will be used to fund the continuing development and expansion of the Group’s multimedia business, as disclosed in the Company’s circular dated 2 May 2012. Pending such use of the funds, the board of directors of the Company (the “Board”) has considered ways to manage the Group’s surplus cash assets.

Consistent with the overall objectives of the Company’s established treasury policy, the Company has been in discussions with a few top-tier financial institutions to provide professional investment advice to the Company to undertake treasury management activities with respect to its surplus cash assets. The Company currently anticipates that such professional investment advice will include, among other things, monitoring market developments and significant corporate events, providing information to the Company on market opportunities, assessing the Company’s risks and exposure to different sectors and issuers, providing tailored investment advice and solutions to the Company, assisting to monitor the Company’s portfolio and executing trade orders at the Company’s instructions.

The Company has set up an investment committee comprising Mr. Wong Wai Kay, Ricky, an executive director and the chairman of the Board, Mr. Cheung Chi Kin, Paul, an executive director and the vice chairman of the Board, Ms. Wong Nga Lai, Alice, an executive director and the chief financial officer of the Company and Mr. Peh Jefferson Tun Lu, an independent non-executive director of the Company. The investment committee will consider and assess the professional investment advice provided by the various financial institutions, make investment decisions, monitor the Company’s investment portfolio, undertake periodic reviews on the performance of the investments and ensure that the Company’s investments will be made and maintained in accordance with the Company’s treasury policy.

According to the Company’s established treasury policy, the criteria for selection of investments will include the relative risk profile involved, the liquidity of an investment and the after tax equivalent yield of an investment. None of these investments will be speculative in nature.

Accordingly, it is currently anticipated that the Company’s investment portfolio will consist of mostly time or call deposits with banks, government bonds, corporate bonds and other similar instruments as well as some equity stocks with high dividend yields. As and when cash is expected to be required to fund the continuing development and expansion of the multimedia business, the investments will be realized as appropriate. Consistent with its liquidity objectives, the Company currently expects to invest mostly in liquid instruments, products or equities, such as investment grade products, constituent stocks of Hang Seng Indexes or state owned or controlled companies.

The Board believes that treasury management activities for surplus cash from time to time are normal and ordinary course for all business operations, and are in the best interest of the Company and its shareholders as a whole.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Company’s securities.

By order of the Board
City Telecom (H.K.) Limited
Wong Wai Kay, Ricky
Chairman

Hong Kong, 31 August 2012

As at the date of this announcement, the executive Directors are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer) and Ms. Wong Nga Lai, Alice (Chief Financial Officer), the non-executive Director is Dr. Cheng Mo Chi, Moses and the independent non-executive Directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.